UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 24, 2023

________________

NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Oral semaglutide 25 mg and 50 mg demonstrate superior reductions in HbA1c and body weight versus 14 mg in people with type 2 diabetes in the PIONEER PLUS phase 3 trial

Bagsværd, Denmark, 24 March 2023 – Novo Nordisk today announced headline results from the PIONEER PLUS trial, a phase 3b, 68-week, efficacy and safety trial with once-daily oral semaglutide 25 mg and 50 mg versus 14 mg as add-on to a stable dose of 1–3 oral antidiabetic medicines in people with type 2 diabetes in need of treatment intensification. The trial achieved its primary endpoint by demonstrating a statistically significant and superior reduction in HbA1c at week 52 with both the 25 mg and 50 mg doses versus the 14 mg dose of oral semaglutide.

When evaluating the effects of treatment taken as intended1 and from a mean baseline HbA1c of 9.0%, people treated with 25 mg and 50 mg oral semaglutide achieved a statistically significant higher HbA1c reduction of 1.9 percentage points and 2.2 percentage points, respectively, compared with a reduction of 1.5 percentage points with oral semaglutide 14 mg.

From a mean baseline body weight of 96.4 kg, people treated with oral semaglutide 25 mg and 50 mg experienced a statistically significant higher weight loss of 7.0 kg and 9.2 kg, respectively, compared with a reduction of 4.5 kg with oral semaglutide 14 mg.

When applying the treatment policy estimand2, people treated with 25 mg and 50 mg oral semaglutide achieved a superior HbA1c reduction of 1.8 percentage points and 2.0 percentage points, respectively, compared with a reduction of 1.5 percentage points with oral semaglutide 14 mg. People treated with oral semaglutide 25 mg and 50 mg experienced a superior weight loss of 6.7 kg and 8.0 kg, respectively, compared with a reduction of 4.4 kg with oral semaglutide 14 mg.

1 Based on the trial product estimand: treatment effect if all people adhered to treatment and did not initiate other type 2 diabetes therapies

2 Based on the treatment policy estimand: treatment effect regardless of treatment adherence or initiation of other type 2 diabetes therapies

	Trial product estimand			Treatment policy
Oral semaglutide	14 mg	25 mg	50 mg	14 mg	25 mg	50 mg
HbA1c reduction (%-points)	1.5	1.9†	2.2†	1.5	1.8†	2.0†
Body weight reduction (kg)	4.5	7.0†	9.2†	4.4	6.7†	8.0†

†Statistically significant/superior vs oral semaglutide 14 mg

In the trial, all doses of oral semaglutide appeared to have a safe and well-tolerated profile. The most common adverse events were gastrointestinal, the vast majority were mild to moderate and diminished over time and were consistent with the GLP-1 receptor agonist class.

Gastrointestinal adverse events were most prominent during dose escalation and more frequent with oral semaglutide 25 mg and 50 mg than with oral semaglutide 14 mg.

“We are pleased to see the results from the PIONEER PLUS trial which add further evidence of the benefits of oral semaglutide for people living with type 2 diabetes,” said Martin Holst Lange, executive vice president for Development at Novo Nordisk. “The higher efficacy from 25 mg and 50 mg doses provides the option to progress to higher doses if additional glycemic control or weight loss are needed”.

Novo Nordisk expects to file for regulatory approvals in the US and the EU in 2023. The global roll-out of the 25 mg and 50 mg doses is contingent on portfolio prioritisations and manufacturing capacity.

About the PIONEER clinical programme

The PIONEER clinical development programme for oral semaglutide currently comprises nine phase 3 global clinical trials, including a cardiovascular outcomes trial, involving more than 10,000 adults with type 2 diabetes in total. Oral semaglutide 3 mg, 7 mg and 14 mg are approved under the brand name Rybelsus®, indicated for type 2 diabetes.

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines, and working to prevent and ultimately cure disease. Novo Nordisk employs about 54,400 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn and YouTube.

Contact for further information

Media:

Ambre Brown Morley +45 3079 9289 abmo@novonordisk.com	Natalia Salomao Abrahao (US) +1 848 304 1027 niaa@novonordisk.com
Investors:

Daniel Muusmann Bohsen +45 3075 2175 dabo@novonordisk.com	Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com
David Heiberg Landsted +45 3077 6915 dhel@novonordisk.com	Mark Joseph Root (US) +1 848 213 3219 mjhr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 21 / 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: March 24, 2023	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer